SIGMA LITHIUM CORPORATION

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Sigma Lithium Corporation (the "Company") are the management’s responsibility and have been approved by the Company's Board of Directors (the "Board").

The unaudited condensed interim consolidated financial statements have been prepared by management on a going concern basis in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact, as they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the financial statements are presented fairly in all material respects.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility mainly through its Audit, Finance and Risk Committee.

The Audit, Finance and Risk Committee has been appointed by the Board, and all its members are independent directors. The Audit, Finance and Risk Committee meets on a regular basis with management and external auditors to discuss internal controls over the financial reporting process, auditing matters, and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. It also reviews the quarterly and annual reports, the unaudited condensed interim consolidated financial statements, and the external auditor’s reports. The Audit, Finance and Risk Committee reports its findings to the Board for consideration when approving the unaudited condensed interim consolidated financial statements for issuance to the shareholders. The Audit, Finance and Risk Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

"Ana Cristina Cabral"

Chief Executive Officer and Co-Chairperson

"Felipe Resende Peres"

Chief Financial Officer

1

Notice of Non-Review of Condensed Interim Consolidated Financial Statements

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed interim consolidated financial statements, they must be accompanied by a notice indicating that these condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company’s independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements for the six-month period ended June 30, 2026, in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by the entity’s auditor.

2

Sigma Lithium Corporation Unaudited Condensed Interim Consolidated Statements of Financial Position As of June 30, 2026 and December 31, 2025 (Expressed in thousands of United States dollars)

	Notes	6/30/2026	12/31/2025
ASSETS
Current assets
Cash and cash equivalents	3	16,659	6,214
Trade accounts receivable	4	26,707	1,392
Inventories	5	23,607	20,698
Advance to suppliers	6	4,049	3,400
Cash held as collateral	8	11,253	11,253
Prepaid expenses and other assets		3,903	608
Recoverable VAT and other taxes	7	5,490	5,684
Total current assets		91,668	49,249

Non-current assets
Judicial deposits	27	928	865
Loan and accounts receivable from related parties	11a	21,641	18,542
Recoverable VAT and other taxes	7	3,127	2,658
Deferred income tax and social contribution	17	4,994	6,168
Cash held as collateral	8	27	26
Property, plant and equipment	9	296,962	161,366
Deferred exploration and evaluation expenditure	10	58,561	54,874
Total non-current assets		386,240	244,499

Total assets		477,908	293,748

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Suppliers	12	60,459	49,524
Loans and export prepayment	13	123,399	127,334
Lease liability	14	42,371	1,214
Prepayment from customer	15	15,651	5,062
Taxes payable	16	12,421	7,257
Payroll and related charges		3,228	2,288
Accounts payable to related parties		4,832	3,050
Other liabilities		5,051	4,742
Total current liabilities		267,412	200,471

Non-current liabilities
Loans and export prepayment	13	12,724	13,199
Lease liability	14	89,757	1,587
Taxes payable	16	3,120	3,713
Legal contingencies	27	5,746	5,420
Long term provisions		3,867	3,197
Accounts payable to related parties	11a	8,721	5,653
Asset retirement obligations	18	4,266	3,878
Total non-current liabilities		128,201	36,647

Shareholders' equity
Share capital	20	337,207	328,620
Stock-based compensation reserve		20,565	19,167
Tax incentive reserve	20d	6,367	2,671
Accumulated other comprehensive income (loss)		(13,167)	(16,661)
Accumulated losses		(268,677)	(277,167)
Total shareholders' equity		82,295	56,630

Total liabilities and shareholders' equity		477,908	293,748

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements

3

Sigma Lithium Corporation

Unaudited Condensed Interim Consolidated Statements of Income

For the Six-Month Periods ended June 30 2026 and 2025.

(Expressed in thousands of United States dollars, except for number of shares and per share amounts)

		Three Months Ended		Six Months Ended
	Note	6/30/2026	6/30/2025	6/30/2026	6/30/2025
Net sales revenue	22	54,700	16,888	97,042	64,560
Cost of goods sold	23a	(21,893)	(23,564)	(38,667)	(57,781)
Gross profit		32,807	(6,676)	58,375	6,779

Operating expenses
Sales expenses	23b	(195)	(183)	(502)	(388)
General and administrative expenses	23b	(4,449)	(4,336)	(7,750)	(9,095)
Other operating income (expenses), net	24	(11,552)	(8,491)	(19,574)	(9,387)
Stock-based compensation	26b	(9,043)	(472)	(9,196)	(1,277)
Operating expenses		(25,239)	(13,482)	(37,022)	(20,147)
Operating income (loss) before financial results and income taxes		7,568	(20,158)	21,353	(13,368)

Financial income (expenses), net	25	(7,498)	1,299	(5,864)	4,237
Income (loss) before income tax and social contribution		70	(18,859)	15,489	(9,131)

Income tax and social contribution – current	17	(3,314)	-	(5,449)	(353)
Income tax and social contribution – deferred	17	600	-	(1,550)	(4,647)

Net income (loss) for the period		(2,644)	(18,859)	8,490	(14,131)

Basic and diluted net income (loss) per common share	21	(0.02)	(0.17)	0.08	(0.13)
Weighted average number of common shares outstanding - basic and diluted	21	111,803,455	111,280,482	111,604,323	111,275,927

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

4

Sigma Lithium Corporation

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income

For the Six-Month Periods ended June 30 2026 and 2025

(Expressed in thousands of United States dollars)

	Three Months Ended		Six Months Ended
	6/30/2026	6/30/2025	6/30/2026	6/30/2025
Net income (loss) for the period	(2,644)	(18,859)	8,490	(14,131)

Items that are or may be reclassified subsequently to income or loss:
Foreign currency translation adjustment of subsidiary	351	4,813	3,494	12,076

Net income (loss) and comprehensive income (loss) for the period	(2,293)	(14,046)	11,984	(2,055)

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements

5

Sigma Lithium Corporation Unaudited Condensed Interim Consolidated Statements of Cash Flows For the Six-Month Periods ended June 30 2026 and 2025 (Expressed in thousands of United States dollars)

	Note	6/30/2026	6/30/2025
Operating activities
Net income (loss) for the period		8,490	(14,131)
Adjustments for:
Foreign exchange gain, net		(7,505)	(18,703)
Interest on loans with related parties	11a	(728)	(1,449)
Provision for expected inventory losses		-	7,859
Accretion of present value of assets retirement obligations	18	146	116
Amortization of transaction costs	13	393	352
Provision for contingencies	27	400	140
Income tax and social contribution - current and deferred	17	6,999	5,000
Stock-based compensation	26b	10,319	1,216
Depreciation and depletion	23&24	10,726	6,500
Interest on loans and leases	13&14	12,041	10,065
Other		2,031	500

(Increase) decrease in operating assets
Trade accounts receivable		(17,050)	(3,764)
Prepaid expenses and other assets		(3,127)	1,915
Recoverable VAT and other taxes	7	(1,920)	(4,595)
Advance to suppliers		(442)	5,107
Inventories		2,051	(12,538)
Other assets		(9)	(836)

Increase (decrease) in operating liabilities
Suppliers	12	6,981	7,113
Taxes payables		4,325	4,824
Payroll and related charges		790	613
Prepayment from customer	15	(5,062)	(1,436)
Other liabilities		(313)	(101)

Interest paid on loans and leases	13	(2,381)	(1,972)
Net cash used in operating activities		27,155	(8,205)

Investing activities
Purchases of property, plant and equipment	9&28	(3,860)	(6,479)
Additions to exploration and evaluation assets	10&28	(555)	(545)
Loans to related parties for surface rights acquisitions	11a	-	(1,042)
Net cash used in investing activities		(4,415)	(8,066)

Financing activities
Repayment of loans	13	(24,793)	(55,657)
Proceeds from loans	13	13,746	39,015
Export prepayments additons		7,500	-
Intercompany loan agreement with Tatooine		1,411	-
Payment of lease liabilities	14	(10,402)	(1,226)
Net cash used (provided by) financing activities		(12,538)	(17,868)

Effect of exchange rate changes on cash held in foreign currency		243	3,334

Increase (decrease) in cash and cash equivalents in the period		10,445	(30,805)

Cash and cash equivalents, beginning of period		6,214	45,918
Cash and cash equivalents, end of period		16,659	15,113

Increase (decrease) in cash and cash equivalents in the period		10,445	(30,805)

The accompanying notes are an integral part of the consolidated financial statements

6

Sigma Lithium Corporation

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

For the Six-Month Periods ended June 30 2026 and 2025.

(Expressed in thousands of United States dollars, except the number of shares)

	Note	Number of common shares	Share capital	Stock-based reserve	Earning reserves	Accumulated comprehensive income (loss)	Accumulated losses	Total
Balance as of January 01, 2025		111,267,279	326,832	18,485	2,500	(28,495)	(226,982)	92,340

Exercise of RSUs	20c & 26a	14,700	174	(174)	-	-	-	-
Stock-based compensation	26b	-	-	1,451	-	-	-	1,451
Tax incentive reserve		-	-	-	187	-	-	187
Net income for the period		-	-	-	-	-	(14,131)	(14,131)
Other comprehensive income for the period		-	-	-	-	12,076	-	12,076
Balance as of June 30, 2025		111,281,979	327,006	19,762	2,687	(16,419)	(241,113)	91,923

Balance as of January 01, 2026		111,402,979	328,620	19,167	2,671	(16,661)	(277,167)	56,630

Exercise of RSUs	20c & 26a	716,667	8,587	(8.587)	-	-	-	-
Stock-based compensation	26b	-	-	9,985	-	-	-	9,985
Tax incentive reserve		-	-	-	3,696	-	-	3,696
Net income for the period		-	-	-	-	-	8,490	8,490
Other comprehensive income for the period		-	-	-	-	3,494	-	3,494
Balance as of June 30, 2026		112,119,646	337,207	20,565	6,367	(13,167)	(268,677)	82,295

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements

7

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30 2026 and 2025.

(Expressed in thousands of United States dollars, unless otherwise stated)

1.       Corporate information

Sigma Lithium Corporation (the “Company” or “Sigma Lithium” or “Sigma”), together with its direct and indirect subsidiaries, is a commercial producer of lithium oxide concentrate.

These unaudited condensed interim consolidated financial statements include the Company’s wholly owned subsidiary Sigma Lithium Holdings Inc. (“Sigma Holdings”), which is domiciled in Canada and incorporated under the Business Corporations Act (British Columbia), and its indirect wholly-owned subsidiaries incorporated in Brazil, Sigma Mineração S.A. (“Sigma Brazil”) and Sigma Industrial de Lítio S.A (“Sigma Industrial”).

Sigma Brazil holds a 100% interest in four mineral properties: Grota do Cirilo, São José, Santa Clara, and Genipapo, located in the municipalities of Araçuaí and Itinga, in the Vale do Jequitinhonha region (referred to hereinafter as “Jequitinhonha Valley”) in the State of Minas Gerais, Brazil (together, the “Lithium Properties”), where Sigma Lithium’s operating assets are located.

The Company’s common shares commenced trading on the TSX Venture Exchange (the “TSXV”) on May 9, 2018, under the symbol “SGML” (formerly “SGMA”) and on September 13, 2021 on Nasdaq Capital Market (“Nasdaq”), the symbol was unified to “SGML”. On July 24, 2023, Sigma Lithium began trading its unsponsored Brazilian Depositary Receipts (“BDR’s”) on B3 under the symbol “S2GM34”, the Brazilian Stock Exchange. Unsponsored BDRs are issued by depository institutions without the participation of the foreign companies that issued the backing securities, being classified only as Level I Unsponsored BDRs.

1.1	Operations and liquidity

These financial statements have been prepared on a going concern basis in accordance with IFRS Accounting Standards. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

As of June 30, 2026, the Company reported negative working capital of $175,744, which may cast significant doubt on the Company’s ability to continue as a going concern as of that date.

However, based on the Company´s recent operating performance and cash flow generation, management is comfortable with the Company´s ability to continue operating as a going concern as a result of management expectation regarding the realization of the Company´s future cashflows, current strong lithium market conditions, as well as the actions currently being undertaken to successfully execute its business plan, including increasing revenues while managing operating expenses.

On October 6, 2025, as part of the implementation of management’s business plan, the Company announced a restructuring of its mining operations to increase capacity and improve efficiency by bringing mining operations in-house instead of using a mining contractor and using larger equipment, such as trucks and excavators. With the upgrade, management anticipates being able to markedly improve the Company’s operating margins. During the time the mine was demobilized, the Company’s Cleantech Industrial Plant continued to operate, reprocessing tailings.

In December 2025, the Company signed an offtake agreement for 70,500 tonnes of high grade lithium oxide concentrate to be supplied during 2026. This agreement provides a working capital revolver of $96 million to be disbursed in fixed monthly installments of $8.0 million. For the six-month period ended June 30, 2026, the Company recognized net revenues of $51.9 million of high-grade lithium oxide concentrate under this agreement.

For the six-month period ended June 30, 2026, the Company recognized net revenue of approximately $45.0 million as a result of the sale of low-grade material (high-purity lithium fines).

8

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30 2026 and 2025.

(Expressed in thousands of United States dollars, unless otherwise stated)

2.       Basis of preparation

The unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with IFRS Accounting Standards applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting. Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2025, ("2025 Annual Financial Statements").

These unaudited condensed interim consolidated financial statements have been prepared under the historical cost method, except for certain financial instruments measured at fair value.

All the amounts presented in United States Dollars (“US$”) have been translated from the Company's functional currency and may contain immaterial rounding.

As a result, the following explanatory notes are not repeated in this interim financial information either due to redundancy or materiality in relation to those previously presented in the annual financial statements:

•	Note 2.4 – Accounting policies
•	Note 3 – Use of judgments and estimates
•	Note 4 – New accounting standards and interpretations
•	Note 11.g – Property, plant and equipment - Impairment of non-financial assets
•	Note 28.b – Stock-based compensation - Stock option
•	Note 29 – Commitments
•	Note 31 – Segments

The unaudited condensed interim consolidated financial statements were approved by the Board on Aug 14, 2026.

2.1.   Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated.

2.2.   Functional currency

The Company's functional currency is the currency of the primary economic environment in which it operates and that best reflects its business and operations. The Company’s operations are held by the Brazilian subsidiary, Sigma Mineração S.A., which provides the entirety of the inflows and outflows of the Company, including any dividends to be remitted. The Parent Company in Canada is a pure holding company with no operations and depends on the Brazilian subsidiary to provide its cash flow. The prices of the lithium commodity are globally referenced in U.S. dollars to provide reference for market players located in different countries and different currencies. Consequently, the Company’s revenues are translated into the Brazilian Real, which is the currency that most of the costs for supplying products or services are incurred and which the costs are normally expressed and settled. Accordingly, the Company’s functional currency is the Brazilian Real ("R$").

As of June 30, 2026 the main exchange rates used by the Company to convert the financial information with a currency different from functional currency were US$1.00 was equivalent to R$5.1766 (R$5.5024 on December 31, 2025) and CAD$1.00 was equivalent to R$3.6442 (R$4.0219 on December 31, 2025), according to the rates obtained from Central Bank of Brazil website.

9

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30 2026 and 2025.

(Expressed in thousands of United States dollars, unless otherwise stated)

3.       Cash and cash equivalents

Cash and cash equivalents include the following:

	6/30/2026	12/31/2025
Cash	16,659	6,214
	16,659	6,214

4.       Trade accounts receivable

	6/30/2026	12/31/2025
Accounts receivable from customers	26,707	1,392
	26,707	1,392

The Company's trade accounts receivable include sales where the final selling price is established after initial revenue recognition and product delivery.

The Company's trade accounts receivable may therefore be subject to significant fluctuations reflecting changes in lithium pricing, until the final selling price is settled. The Company refers to the futures market for lithium to estimate the prices for the close of the quotational periods of the contracts. As a result, accounts receivable as of June 30, 2026, have been estimated and adjusted based on relevant forward market prices (see note 22).

5.       Inventories

	6/30/2026	12/31/2025
Lithium oxide concentrate	14,622	13,898
High purity lithium fines	-	7,690
Provision for expected inventory losses (1)	-	(7,945)
Total finished goods	14,622	13,643
Consumable	592	607
	15,214	14,250

Spare parts (2)	8,393	6,448
Total	23,607	20,698

(1) For the year ended December 31, 2025, the Company conducted a review of the recoverability of its inventories. As a result, a provision was made for expected inventory losses on Lithium oxide concentrate, totaling $7,945. The Company continuously monitors the factors that may affect the net realizable value of its inventories and provisions are made or adjusted as necessary.

(2) Spare parts refers to components and equipment used in the short-term maintenance of machinery and equipment. As of June 30, 2026, the Company has not identified any need to recognize losses on slow-moving inventory.

6.       Advance to suppliers

On June 30, 2026, the Company had outstanding balances for advances with domestic and foreign suppliers in the amount of $4,049 ($3,400 on December 31, 2025), for the acquisition of operating consumables and maritime freight.

10

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30 2026 and 2025.

(Expressed in thousands of United States dollars, unless otherwise stated)

7.       Recoverable VAT and other taxes

	6/30/2026	12/31/2025
ICMS (State VAT)	3,127	2,658
Federal tax credits (PIS / COFINS)	4,286	4,036
Other recoverable taxes (1)	1,204	1,648
	8,617	8,342

Current	5,490	5,684
Non-Current	3,127	2,658

(1) Income tax withheld on financial investments

Based on management analyses and budget projections, the Company expects the recoverable ICMS (state VAT) and recoverable federal taxes to be recovered within the next 24 months.

8.       Cash held as collateral

As of June 30, 2026 and December 31, 2025, the Company had $11,253 in cash held as collateral, classified as current assets, which was advanced as collateral related to an obligation to make interest payments under an export prepayment agreement (note 13). The amount was determined based on the interest paid on the export prepayment loans made under this agreement in the previous twelve months, as established by the agreement. The net amount to settle the export prepayment loan made under this agreement should be offset against the $11,253 classified as cash held as collateral. As a result, the company may either have a net amount to receive or a net amount to pay.

Additionally, as of June 30, 2026 and December 31, 2025, the Company had $27 and $26, respectively, in cash held as collateral classified as non-current assets as guarantee deposits under lease agreements

11

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30 2026 and 2025.

(Expressed in thousands of United States dollars, unless otherwise stated)

9.       Property, plant and equipment

	Assets Under Construction	Buildings	Machinery and equipment	Right-of-use assets(1)	Mining rights	Other assets	Total
Cost	2,277	45,039	76,285	6,082	29,306	606	159,595
Accumulated depreciation and depletion	-	(3,318)	(6,763)	(3,026)	(5,299)	(164)	(18,570)
Balance as of January 1, 2025	2,277	41,721	69,522	3,056	24,007	442	141,025

Additions	5,068	1,983	5,794	2,673	2,929	9	18,456
Disposal	-	-	(2,252)	(1,532)	-	-	(3,784)
Depreciation and depletion	-	(2,257)	(5,330)	(1,970)	(2,455)	(120)	(12,132)
Foreign currency translation adjustment of subsidiaries	458	5,149	8,790	473	2,877	54	17,801
Balance as of December 31, 2025	7,803	46,596	76,524	2,700	27,358	385	161,366
Cost	7,803	52,612	89,305	4,864	35,861	691	191,136
Accumulated depreciation and depletion	-	(6,016)	(12,781)	(2,164)	(8,503)	(306)	(29,770)
Balance as of December 31, 2025	7,803	46,596	76,524	2,700	27,358	385	161,366

Additions	267	1	530	139,664	3,860	57	144,379
Depreciation and depletion	-	(1,117)	(2,555)	(8,112)	(575)	(72)	(12,431)
Transfers between property, plant and equipment classes	(57)	128	(109)	-	-	38	-
Disposal	-	-	(2,183)	(173)	-	(2)	(2,358)
Foreign currency translation adjustment of subsidiaries	489	2,941	4,769	(3,975)	1,759	23	6,006
Balance as of June 30, 2026	8,502	48,549	76,976	130,104	32,402	429	296,962
Cost	8,502	56,053	93,058	139,983	42,000	825	340,421
Accumulated depreciation and depletion	-	(7,504)	(16,082)	(9,879)	(9,598)	(396)	(43,459)
Balance as of June 30, 2026	8,502	48,549	76,976	130,104	32,402	429	296,962

(1) During the six-month period ended June 30, 2026, the Company entered into and recognized a lease agreement for operational material handling equipment with a lease term of four years and an implicit interest rate of 15.03%.

12

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30 2026 and 2025.

(Expressed in thousands of United States dollars, unless otherwise stated)

a)	The average estimated useful lives are as follows (in years):

Description	6/30/2026	12/31/2025
Buildings	26	26
Machinery and equipment	19	19
Right of use assets	3	3
Mining rights	8	8
Other assets	6	6

b)	Right-of-use assets

Right-of-use assets include land, machinery, and equipment provided exclusively for the Company’s use on-site. The Company considers as right-of-use those contracts longer than 12 months in which assets have individual amounts greater than $5.

c)	Depreciation and depletion

The allocation of depreciation costs incurred in the six-month period ended June 30, 2026 and the twelve-month period ended December 31, 2025, is shown below:

Reconciliation of depreciation and depletion for the period	6/30/2026	12/31/2025

Operating expenses	12,415	11,933
Deferred exploration and evaluation expenditure	16	199
Depreciation accumulated for the period	12,431	12,132

10.        Deferred exploration and evaluation expenditure

A summary of exploration costs is set out below:

	6/30/2026	12/31/2025
Opening balance	54,874	47,141

Exploration and feasibility investments	571	1,194
Share based compensation of exploration and feasibility personnel	(334)	530
(Reductions) / additions	237	1,724

Asset retirement cost	-	67
Foreign currency translation adjustment of subsidiaries	3,450	5,942

Closing balance	58,561	54,874

11.        Related parties’ transactions

A summary of the related parties to Sigma Lithium is set out below:

Related Party	Nature of relationship
A10 Group

Comprises entities that paid certain expenses on behalf of Sigma Lithium and were subsequently reimbursed during the six-month period ended June 30, 2026:

(a) A10 Investimentos Ltda is an asset management firm indirectly controlled by Marcelo Paiva, who is a director and Co-Chair of Sigma Lithium and the investment manager of the A10 Investimentos Fundo de Investimento Financeiro em Ações (“A10 Fund”), which is a minority shareholder of the Company; and

((b) A10 Serviços Especializados de Avaliação de Empresas Ltda. (“A10 Advisory”), which is an administrative services firm controlled by Marcelo Paiva, a director and Co-Chair of Sigma Lithium. Sigma Lithium’s Co-Chair and CEO, Ana Cristina Cabral, has a minority interest.

13

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30 2026 and 2025.

(Expressed in thousands of United States dollars, unless otherwise stated)

Miazga	Miazga Participações S.A is a land administration company in which Ana Cristina Cabral, Sigma Lithium’s Co-Chair and CEO, has an indirect economic interest.
Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which Ana Cristina Cabral, Sigma Lithium’s Co-Chair and CEO, has an indirect economic interest.
Tatooine	Tatooine Investimentos S.A. is a land administration company in which Marina Bernardini, an officer of Miazga and Sigma Brazil, has an indirect economic interest.
Instituto Lítio Verde (“ILV”)	Instituto Lítio Verde is a non-profit entity which has as directors Lígia Pinto, VP of Institutional/Government Relations of Sigma Lithium, and Marina Bernardini, an officer of Miazga and Sigma Brazil.
Key management personnel	Includes the Company’s directors and executive management team and the executive management team of Sigma Lithium.

a)	Transactions with related parties

Reimbursement of company expenses paid by A10 Group: Certain expenses attributable solely to Sigma Lithium during the period were paid by the A10 Group on the Company’s behalf and were later reimbursed to A10 Group at cost by the Company, with no profit element. Such expenses were limited to: (i) the cost of three administrative personnel 100% allocated to Sigma Lithium; and (ii) health insurance expenses of certain individuals formerly related to the A10 Group and who are now exclusively at Sigma Lithium, which continue to be paid by A10 Group. For the avoidance of doubt, these amounts represent a pass-through reimbursement of Sigma Lithium's own expenses and do not constitute revenue, income, or any form of compensation to A10 Group. Marcelo Paiva, who indirectly controls A10 Group and is also Co-Chair and a director of Sigma Lithium, does not receive any compensation or benefits in any way as part of these reimbursements.

Leasing Agreements: The Company has right-of-way lease agreements with Miazga and Arqueana relating to access to Sigma Lithium’s industrial facilities (See note 14).

Royalties: Pursuant to Brazilian legislation, royalties are payable to landowners whose properties are subject to mineral exploration activities. The amount of these royalties are equivalent to 50% of the value paid as Financial Compensation for the Exploration of Mineral Resources (CFEM) to Brazil’s National Mining Agency (Agencia Nacional de Mineração). As of June 30, 2026, the Company recognized an amount payable to Miazga of $1,891 ($1,325 as of December 31, 2025) in landowners’ royalties.

Loan agreements (Tatooine): On April 20, 2023, Sigma Brazil entered into a loan facility agreement with Tatooine, to fund the purchase by Tatooine of several properties located in areas of interest of the Company. The loan facility agreement provides for loans of up to $12,000. On November 14, 2024, this limit was amended to $15,000. The facility bears a 15% p.a. interest rate. The loan facility agreement is set up so that loan amounts can be made available via requests made by Tatooine to Sigma Brazil, where the amounts for the acquisition of each property and their corresponding expected costs and expenses are specified. Loans granted by Sigma Brazil to Tatooine under this loan facility agreement totaled $21,641 as of June 30, 2026 ($18,542 as of December 31, 2025), of which $13,912 represents loan disbursements, $7,176 corresponds to capitalized interest and remaining amount of $553 as CTA adjustment ($5,304 as of December 2025). During the year of 2025 Sigma Lithium entered into a loan agreement with Tatooine, bearing an interest rate of 12% p.a. As of June 30, 2026 the balance of loans under this agreement was $8,721 ($5,653 as of December 31, 2025).

Instituto Lítio Verde (“ILV”): Sigma Brazil and ILV are parties in the development of Sigma Lithium’s operations, which have a high degree of positive impact in the communities surrounding the Company’s operations in the Vale do Jequitinhonha region. ILV’s purpose is to promote the well-being and the economic development of those communities.

14

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30 2026 and 2025.

(Expressed in thousands of United States dollars, unless otherwise stated)

Transactions with related parties

	6/30/2026	6/30/2026		12/31/2025	6/30/2025
Description	Pre-payments / Receivable	Accounts payable / Debt	(Expenses) / Income	Pre-payments / Receivable	Accounts payable / Debt	(Expenses) / Income
A10 Group
Reimbursement to A10 Group for expenses incurred on behalf of Sigma Lithium	-	33	(195)	-	-	(158)
Miazga
Lease agreements	-	854	(109)	-	606	(104)
Royalties	-	1,891	(484)	-	1,325	(575)
Arqueana
Lease agreements	-	1,701	(193)	-	1,381	(121)
Tatooine
Accounts payable	-	20	(57)	-	155	-
Loan to related party - Liability	-	8,721	(1,214)	-	5,653	-
Loan to related party - Asset	21,641	-	1,872	18,542	-	1,449
Instituto Lítio verde
Accounts payable	-	2,278	(773)	-	1,453	(518)
Total	21,641	15,498	(1,153)	18,542	10,573	(27)

b)	Key management personnel

The compensation paid or payable to key management for employee services is shown below:

	6/30/2026	6/30/2025
Stock-based compensation, included in operating expenses	4,610	844
Salaries, benefits and director's fees, included in general and administrative expenses	463	422
	5,073	1,266

Key management includes the directors of the Company, the executive management team and senior management at Sigma Lithium.

12.        Suppliers

	6/30/2026	12/31/2025
Brazil-based suppliers	54,614	44,766
Non-Brazil-based suppliers	5,845	4,758
Total suppliers	60,459	49,524

As of June 30, 2026, out of the total $60,459 due to suppliers, $29,869 (49.4%) relates to amounts disputed by the Company, primarily in connection with services that were either not provided at all or were not provided in accordance with the applicable contractual terms. These liabilities are under dispute and were assessed as possible, with any potential cash outflow beyond 12 months. However, to ensure compliance with the IFRS Accounting Standards, Sigma Lithium maintained this balance under suppliers, pending the conclusion of any reassessment by the Company’s legal counsel. As of December 31, 2025, out of the total $49,524 due to suppliers, $25,678 (51.8%) related to disputed amounts.

The Company restructured mining operations to increase efficiency, and this involved a change of some suppliers. The amount in dispute is partly the result of a mine demobilization made at the start of the restructuring in October 2025, which was followed by a remobilization in January 2026 using a separate set of suppliers.

15

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30 2026 and 2025.

(Expressed in thousands of United States dollars, unless otherwise stated)

13.        Loans and export prepayment

	Current liabilities		Non-current liabilities
	6/30/2026	12/31/2025	6/30/2026	12/31/2025
Loans and export prepayment agreements
U.S. dollar denominated
Export prepayment trade finance	14,042	24,140	-	-
Export prepayment agreement - Synergy	105,850	100,617	-	-
	119,892	124,757	-	-
Reais denominated
Finame – BDMG	3,886	3,289	12,842	13,322

Total loans and export prepayment	123,778	128,046	12,842	13,322

Transactions costs	(379)	(712)	(118)	(123)

Total loans and export prepayment + transaction costs	123,399	127,334	12,724	13,199

The balances of loans and export prepayments are recognized at the amortized cost. The net amount payable to settle the export prepayment (Synergy) should be offset against the $11,253 cash held as collateral, as disclosed in note 8.

As of June 30, the net amount of the export prepayment (Synergy) is $94,597(89,364 as of December 31, 2025).

As of June 30, 2026, the principal amounts of short-term and long-term loans and export prepayments of the Company by maturity year, adjusted for interest and exchange variation and before transaction costs, are as follows:

In US$	Reais denominated	U.S dollar denominated	Total
2026	3,886	119,892	123,778
2027	3,868	-	3,868
2028	3,868	-	3,868
2029	3,795	-	3,795
After 2030	1,311	-	1,311
	16,728	119,892	136,620

The table below shows the changes in the Company’s loans and export prepayments.

	6/30/2026	12/31/2025
Opening balances	140,533	173,599

Additions	13,746	57,745
Interest expenses(1)	7,750	20,204
Payments of interest(2)	(2,381)	(19,132)
Principal amortization(3)	(24,793)	(94,390)
Foreign exchange(4)	(7,658)	(18,715)
Transaction costs amortization	393	725
Foreign currency translation adjustment of subsidiary	8,533	20,497

Loans and export prepayment agreements	136,123	140,533

(1) Interest expenses incurred in the six-month period ended June 30, 2026 - see note 25;

(2) Interest payments made during the six-month period ended June 30, 2026, which totaled $2,381 include: (i) $1,125 for export prepayment agreements; (ii) $1,256 for financing agreements with BDMG;

(3) Refers to the repayment of principal of $23,631 related to trade finance export prepayment agreements and $1,162 related to the financing agreement with BDMG;

(4) The Brazilian Real appreciated by 5.92% against the U.S. dollar in the six months ended June 30, 2026. This variation primarily affected provisions and did not significantly impact cash flow.

Export Prepayment Trade Finance

During the year ended December 31, 2025, the Company entered into export prepayment agreements with financial institutions totaling $57,745 with maturities ranging from 30 to 180 days and bearing interest rates ranging from 9.0% p.a. to 10.7% p.a. Additionally, the Company repaid $93,693 in export prepayment agreements that matured during the year.

16

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30 2026 and 2025.

(Expressed in thousands of United States dollars, unless otherwise stated)

In the six months period ended June 30, 2026, the Company repaid $23,631 in export prepayment agreements that matured during the period.

Export Prepayment Agreement – Synergy

On December 13, 2022, the Company, through Sigma Brazil, entered into an export prepayment agreement in the amount of $100,000, with annual interest payments based on the 12-month Bloomberg short-term bank yield index (“BSBY”) plus 6.95% per annum and maturing on December 13, 2026. On December 13, 2022, Sigma Brazil drew down $60,000. The balance of $40,000 was disbursed in two subsequent drawdowns of $20,000 each, on February 28, 2023, and on March 16, 2023.

At the inception of the agreement the Company paid $11,253 (note 8) as collateral, based on an amount equal to twelve months of interest accrual for the first interest period, and an upfront fee of $2,964. Under the terms of the agreement, principal repayments are due 48 days after the end of the Company’s first and third quarters ending March 31 and September 30, respectively, each year, with the first measurement date being the third quarter ended September 30, 2023. Repayments are based on an amount equivalent to 50% of the Company’s net cash generated from operating activities plus 50% of the net cash generated from investing activities for the prior six-month period ending March 31 and September 30.

The loan contains an embedded prepayment feature, whereby the Company must pay an early prepayment premium of 4% during the first year of the loan, reducing proportionately from 4% to 1% after the first anniversary, finishing at 1% at the end of the fourth year. The fair value of this embedded derivative has been estimated and does not differ significantly from the nominal amount and, accordingly, no adjustments were made, since it is closely related to the primary indexation of the loan.

The loan is guaranteed by the Company's assets, rights, licenses, receivables, contracts (with flexibility to enter/terminate/amend offtake agreements) and a pledge of 100% of Sigma Lithium Holdings Inc’s share interest in Sigma Brazil. Security will rank first in respect to all existing and future indebtedness of the Company, except in relation to permitted indebtedness of up to $100,000 and R$100,000.

As of November 15, 2024, the Bloomberg Short-Term Bank Yield Index (BSBY) was discontinued. In response to this change, the Company transitioned to using the 12-month Secured Overnight Financing Rate (SOFR) as the benchmark rate. For interest payments after December 2024, the applicable rate applied is SOFR + 6.95%.

For the six-month period ended June 30, 2026, the Company recognized interest expense on this contract in the amount of $5,230 ($5,551 in the six-month period ended June 30, 2025).

Banco de Desenvolvimento de Minas Gerais - BDMG

During 2023, the Company entered into two financing agreements with the Banco de Desenvolvimento de Minas Gerais (BDMG), in the amounts of $3,852 and $9,449. The applicable interest rates are based on SELIC plus 3.75% per annum and SELIC plus 3.88% per annum, respectively.

The agreements provide for quarterly interest payments, a 24-month grace period for principal amortization, and repayment of principal in 60 monthly installments. The first agreement began principal amortization in December 2024 and the second in December 2025.

Additionally, on May 9, 2024, the Company entered into another financing agreement with BDMG for $6,605. Like the previous agreement, this financing involves quarterly interest payments and a 24-month grace period for principal amortization. Principal repayment is scheduled for over 60 monthly installments, with the first installment due on May 30, 2026. The interest on this loan is SELIC+3.93% per annum.

For the six-month period ended June 30, 2026, the Company recognized an interest expense on this contract in the amount of $1,478 ($1,247 in the six-month period ended June 30, 2025).

In the six months period ended June 30, 2026, the Company repaid $1,162 in financing agreement with BDMG that matured during the period.

17

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30 2026 and 2025.

(Expressed in thousands of United States dollars, unless otherwise stated)

Banco Nacional de Desenvolvimento Econômico e Social - BNDES

On October 10, 2024, Sigma Lithium signed a final agreement securing a R$486,800 development loan from the National Brazilian Bank for Economic and Social Development (“BNDES”) to fund the construction of a second Cleantech Industrial Plant for producing lithium oxide concentrate at the Company’s operations in Vale do Jequitinhonha in Brazil. As required under the terms of the agreement, as announced on April 2, 2026, the Company provided a letter of credit (“bank guarantee”) issued by a BNDES-registered financial institution in advance of first drawdown. As of June 30, 2026 the Company had not recorded any drawdowns under this agreement.

As of June 30, 2026 the Company was in compliance with all debt covenants.

14.        Lease liability

The lease liabilities of the Company are primarily related to the land leases owned by Miazga Participações S.A. (“Miazga”) and Arqueana, a related party (note 11), while the remaining lease contracts relate to land, apartments and houses, commercial spaces, operational equipment, and vehicle leases with third parties.

The lease agreements have terms between 1 year to 12 years and the liabilities were measured at the present value of the lease payments. During the six-month period ended June 30, 2026, the Company entered into and recognized a lease agreement for operational material handling equipment with a lease term of four years and an implicit interest rate of 15.03%.

The changes in lease liabilities are shown in the following table:

	6/30/2026	12/31/2025
Opening balances	2,801	3,188

Additions	139,240	319
Additions by remeasurement	424	2,354
Interest expenses	4,287	404
Disposal	(199)	(1,640)
Payments	(10,410)	(2,318)
Foreign currency translation adjustment of subsidiary	(4,015)	494

Lease liability total	132,128	2,801

Current	42,371	1,214
Non-current	89,757	1,587

Maturity analysis - contractual discounted cash flows

As of June 30, 2026
Less than one year	42,371
Year 2	36,482
Year 3	31,629
Year 4	21,049
Year 5	285
More than 5 years	312
Total contractual discounted cash flows	132,128

15.        Prepayment from customer

As of June 30, 2026, the Company had $15,651 ($5,062 as of December 31, 2025) in customer advances related to export contracts for the future delivery of products. These amounts are recorded as contract liabilities until the goods are delivered, at which time the related revenue is recognized in profit or loss, as applicable.

18

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30 2026 and 2025.

(Expressed in thousands of United States dollars, unless otherwise stated)

16.        Taxes payable

	6/30/2026	12/31/2025
Municipal taxes	1,270	1,089
State taxes	2,486	2,330
Federal taxes	11,785	7,551
	15,541	10,970

Current	12,421	7,257
Non-Current	3,120	3,713

On October 4, 2024, the Northeast Development Authority – “SUDENE” approved for Sigma Brazil the tax benefit of a 75% reduction in income tax, also known as Profit from Exploration, and issued the Constitutive Report. This tax benefit allows the Company to reduce its current tax payments by approximately 75%, starting in 2024 and for ten years. The amount saved must be transferred to a reserve account for tax incentives within the equity accounts and cannot be distributed to the shareholders.

For the six-month period ended June 30, 2026, the Company recognized a reserve for tax incentives in the amount of $3,696 ($187 for the six-month period ended June 30, 2025) - see note 20.d.

17.        Income tax and social contribution

a)	Income tax and social contribution recognized in profit or loss

The income tax and social contribution recognized in profit or loss for the period is as follows:

	Three Months Ended		Six Months Ended
Income tax and social contribution (expense) income	6/30/2026	6/30/2025	6/30/2026	6/30/2025
Current	(3,314)	-	(5,449)	(353)
Deferred	600	-	(1,550)	(4,647)
	(2,714)	-	(6,999)	(5,000)

The reconciliation of Company income tax and social contribution expenses and the result from applying the effective rate to profit before income tax and social contribution is shown below. The Company operates in the following tax jurisdictions: Brazil, where the corporate tax rate is 34% and Canada, where the federal corporate tax rate is 15% with varying provincial tax rates, such as British Columbia’s 12% tax rate, which resulting in a 27% income tax rate applicable to Sigma Lithium in Canada.

	Three Months Ended		Six Months Ended
	6/30/2026	6/30/2025	6/30/2026	6/30/2025
Income (loss) before income tax and social contribution	70	(18,859)	15,489	(9,131)
Statutory tax rate	27%	27%	27%	27%
Tax credit at statutory rate	(19)	5,092	(4,181)	2,465
Reconciling items
Impact of foreign income tax rate differential	(817)	1,176	(1,876)	209
Exclusion of Canadian tax credits	(3,231)	(556)	(3,381)	(1,659)
Tax losses carryforward	1,353	(5,913)	2,439	(6,227)
Other	-	201	-	212
Current and deferred income tax and social contribution	(2,714)	-	(6,999)	(5,000)
Effective tax rate	3877.1%	0.0%	45.2%	(54.8%)

As of June 30, 2026, the Company had $16,948 of tax loss carryforwards generated in Canada ($14,030 as of December 31, 2025) that were not recognized, as management does not expect sufficient future taxable income to be available to utilize these tax losses. These tax loss carryforwards expires between 2039 and 2044.

19

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30 2026 and 2025.

(Expressed in thousands of United States dollars, unless otherwise stated)

b)	Deferred income tax and social contribution:

Deferred income tax and social contribution are calculated on tax loss carryforwards and the temporary differences between the tax bases of assets and liabilities and their carrying amounts.

	12/31/2025	Income	Equity	6/30/2026
Temporary differences:
Pre-operational expenses	1,761	(385)	-	1,376
Unrealized foreign currency fluctuation	2,145	(1,737)	-	408
Leasing	(40)	591	-	551
Taxes installments program	1,749	(84)	-	1,665
Commission provision	53	-	-	53
Reversal of present value adjustment (ARO)	82	49	-	131
Others	113	16	-	129
Foreign currency translation adjustment of subsidiaries	305	-	376	681
Total deferred tax assets	6,168	(1,550)	376	4,994

18.        Asset retirement obligations (“ARO”)

The balance of provisions for assets retirement obligations is as follows:

	6/30/2026	12/31/2025
Mine 1 - Xuxa Mine(1)	3,217	2,924
Mine 2 - Barreiro Mine(2)	1,049	954
Total	4,266	3,878

(1) - Related to Phase I classified within property, plant and equipment.

(2) - Related to Phase II classified within Deferred exploration and evaluation expenditure.

The changes in asset retirement obligations are shown in the following table:

	6/30/2026	12/31/2025
Opening balances	3,878	2,903

Accretion of asset retirement obligations	146	239
Addition of fixed assets	-	305
Addition (reversal) of exploration assets	-	67
Foreign currency translation adjustment of subsidiary	242	364

Asset retirement obligation total	4,266	3,878

19.        Financial instruments

a)	Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, accounts receivable, accounts payable to suppliers and related parties, and loans and export prepayment, which may contain embedded derivatives.

The amounts recorded in current assets and current liabilities have immediate liquidity or short-term maturity. Considering the maturities and features of such instruments, their carrying amounts approximate their fair values.

20

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30 2026 and 2025.

(Expressed in thousands of United States dollars, unless otherwise stated)

•	Classification of financial instruments

		6/30/2026		12/31/2025
Description	Note	Measured at amortized cost	Fair value through profit and loss (1)	Measured at amortized cost	Fair value through profit and loss (1)
Assets
Current
Cash and cash equivalents	3	16,659	-	6,214	-
Trade accounts receivable	4	-	26,707	-	1,392
Cash held as collateral	8	11,253	-	11,253	-
Non-current
Loan and accounts receivable from related parties	11	21,641	-	18,542	-
		49,553	26,707	36,009	1,392

Liabilities
Current					-
Loans and export prepayments	13	123,399	-	127,334	-
Suppliers	12	60,459	-	49,524	-
Accounts payable related parties		4,832	-	3,050
Non-current					-
Loans and export prepayments	13	12,724	-	13,199	-
Accounts payable related parties	11	8,721	-	5,653	-
		210,135	-	198,760	-

(1) The Company measures certain financial assets and liabilities using Level 2 inputs, which are observable but not quoted in active markets.

b)	Financial risk management:

The Company uses risk management strategies in which the nature and general position of financial risks are regularly monitored and managed to assess results and the financial impact on cash flow.

The Company is exposed to exchange rates, interest rates, credit risk and liquidity risks.

•	Foreign Exchange rate risk

The exposure arises from the existence of assets and liabilities generated in U.S and Canadian dollars, since the Company's functional currency is the Brazilian Real.

The consolidated exposure as of June 30, 2026 is as follows:

Description	6/30/2026
Canadian dollars
Cash and cash equivalents	15
Taxes recoverable	33
Suppliers	(7,945)
Other current liabilities	(5)
(7,902)

United States dollars
Cash and cash equivalents	6,760
Trade accounts receivable	26,707
Cash held as collateral	11,253
Suppliers	(252)
Prepayment from customer	(15,651)
Interest on export prepayment agreement	(6,092)
Export prepayment agreement	(113,800)
(91,075)

•	Sensitivity analysis

Below we present a sensitivity analysis for foreign exchange risks. The Company considered a probable scenario(1) and scenarios 1 and 2 with 10% and 20%, respectively, of deterioration for volatility of the currency, using as reference the exchange rate on June 30, 2026.

21

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30 2026 and 2025.

(Expressed in thousands of United States dollars, unless otherwise stated)

The currencies used in the sensitivity analysis and their scenarios are shown below:

	6/30/2026
Currency	Exchange rate	Probable scenario (1)	Scenario 1 (+/-10%)	Scenario 2 (+/-20%)
CAD (+)	3.6442	3.6237	3.9861	4.3484
CAD (-)	3.6442	3.6237	3.2613	2.8990
USD (+)	5.1766	5.0739	5.5813	6.0887
USD (-)	5.1766	5.0739	4.5665	4.0591

The effects on profit and loss, considering probable scenario(1) and scenarios 1 and 2, are shown below:

	6/30/2026
	Notional	Probable scenario (1)	Scenario 1	Scenario 2
Canadian dollar-denominated (+)	(7,902)	45	(678)	(1,280)
Canadian dollar-denominated (-)	(7,902)	45	928	2,031
U.S dollar-denominated (+)	(91,075)	1,843	(6,604)	(13,643)
U.S dollar-denominated (-)	(91,075)	1,843	12,168	25,073

(1) Sensitivity analysis of the scenario probable was measured using as reference the exchange rate, published by the Central Bank of Brazil, on July 30, 2026.

•	Interest rate risk

This risk arises from short and long-term financial investments, financing and export prepayment linked to fixed and floating interest rates of the CDI, SELIC and SOFR, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis framework.

•	Sensitivity analysis of interest rate variations

The Company considered the probable scenario and scenarios 1 and 2 of changes in interest rates volatility as of June 30, 2026.

The interest rates used in the sensitivity analysis in their respective scenarios are shown below together with the effects on the profit and loss balances for the period ended June 30, 2026:

		Notional	Probable scenario (1)	Scenario [1]	Scenario [2]
Liabilities
Rate	SELIC (+10% and +20%)	14.50%	14.00%	15.40%	16.80%
BDMG		16,728	42	(75)	(191)

Rate	SOFR (+2.5% and +5.0%)	3.54%	3.54%	3.63%	3.72%
Export prepayment agreement		100,000	-	(44)	(88)

(1) Sensitivity analysis of the probable scenario was measured using as reference the rates on July 27, 2026.

•	Credit risk

The credit risk management policy aims to minimize the possibility of not receiving sales made and amounts invested, deposited or guaranteed by financial institutions and counterparties, through analysis, granting and management of credits, using quantitative and qualitative parameters.

The Company manages its credit risk by receiving in advance a substantial portion of its sales or by them being guaranteed by letters of credit.

Credit granted to financial institutions is used to accept guarantees and invest cash surpluses.

22

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30 2026 and 2025.

(Expressed in thousands of United States dollars, unless otherwise stated)

•	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due.

The Company’s management of cash is focused on funding ongoing capital needs for operating the Cleantech Industrial Plant, developing the Company’s growth opportunities (including Phase 2 and Phase 3) and for general corporate expenditures.

The Company continuously monitors its cash outflows and seeks opportunities to minimize all costs, to the extent possible, as well as its general and administrative expenses.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

Contractual obligations	Up to 1 year	1-3 years	4-5 years	More than 5 years	Total
Suppliers	60,459	-	-	-	60,459
Loans and export prepayments	123,778	7,736	5,106	-	136,620
Lease liabilities	42,371	68,111	21,334	312	132,128

c)	Capital Management

Sigma Lithium’s objective in managing its capital is to ensure that the Company is able to safeguard its ability to continue as a going concern, continue its operations, and has sufficient capital to be able to meet its strategic objectives, including the continued exploration and development of its existing industry and the identification of additional projects. The Company’s primary source of capital is derived from equity issuances. As of June 30, 2026, capital consisted of equity attributable to common shareholders of $82,295 ($56,630 as of December 31, 2025). The Company has no externally imposed capital requirements and manages its capital structure in accordance with its strategic objectives and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares in the form of private placements and/or public offerings. There has been no change in the Company’s approach to capital management since June 30, 2026.

d)	Fair values of assets and liabilities as compared to their carrying amounts.

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, while any gains and losses are recognized as financial income or financial costs, respectively.

The amounts are recognized in these financial statements at their carrying amounts, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, including the export prepayment agreements and BDMG loan, since these are based on floating interest rates such as SOFR and SELIC, respectively. Given the very specific condition of the export prepayment loan with Synergy, the Company was not able to quantify an equivalent loan with similar condition for the same borrower that could be considered to measure the fair value for this facility.

20.        Share capital

a)	Ownership structure

On June 30, 2026 The Company had 112,119,646 (111,402,979 as of December 31, 2025 ) common shares outstanding. On June 30, 2026, based on information available to the Company and to the best of the Company’s knowledge, minority shareholder A10 Investimentos Fundo de Investimento Financeiro em Ações (“A10 Fund”) held 42.49% of the common shares and 57.51% were held by other shareholders.

b)	Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

23

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30 2026 and 2025.

(Expressed in thousands of United States dollars, unless otherwise stated)

c)	Common shares issued by the Company for the six-month period ended June 30, 2026, and 2025:

	Number of common shares	Amount ($)
Balance, January 1, 2025	111,267,279	326,832
Exercise of RSUs	14,700	174
Balance, June 30, 2025	111,281,979	327,006

Balance, January 1, 2026	111,402,979	328,620
Exercise of RSUs	716,667	8,587
Balance, June 30, 2026	112,119,646	337,207

d)	Tax incentive reserve

On October 4, 2024, the Northeast Development Authority – “SUDENE” approved Sigma Brazil for the tax benefit of a 75% reduction in income tax (a federal tax), also known as Profit from Exploration, and issued the Constitutive Report. This tax benefit allows the Company to reduce its current income tax expenses by approximately 75%, starting in 2024, for ten years. The tax incentive received by Sigma Brazil can be granted to new ventures located in the SUDENE area, which includes the state of Espírito Santo, and towns in north of the state of Minas Gerais (such as Araçuaí and Itinga) and applies to projects for implementation, modernization, expansion, or diversification of these companies. The amount saved cannot be distributed to the shareholders and must be added to a reserve account for tax incentives within the equity accounts.

As of June 30, 2026, the Company had recognized a reserve for tax incentives in the amount of $3,696, totaling $6,367 ($2,671 as of December 31, 2025).

21.        Net income per share

	Three Months Ended		Six Months Ended
	6/30/2026	6/30/2025	6/30/2026	6/30/2025
Net income (loss) for the period	(2,644)	(18,859)	8,490	(14,131)
Weighted average number of common shares	111,803,455	111,280,482	111,604,323	111,275,927
Basic and diluted net income (loss) per common shares	(0.02)	(0.17)	0.08	(0.13)

22.        Sales revenue

Net sales revenue presented in the income statement is comprised as follows:

	Three Months Ended		Six Months Ended
	6/30/2026	6/30/2025	6/30/2026	6/30/2025
Gross sales revenue – lithium products	50,979	21,148	93,171	68,803
Shipping services	3,655	1,236	3,655	2,631
	54,634	22,384	96,826	71,434

Final and provisional price adjustment	66	(5,496)	216	(6,874)
Total net sales revenue	54,700	16,888	97,042	64,560

23.        Expenses by category

The following table summarizes the Company’s expenses by category for the period ended June 30, 2026, and 2025.

a)	Cost of goods sold(1)

	Three Months Ended		Six Months Ended
	6/30/2026	6/30/2025	6/30/2026	6/30/2025
Direct Industrial processing and mine cost	(8,342)	(14,287)	(9,854)	(34,114)
Transportation	(8,292)	(4,126)	(21,005)	(10,989)
Royalties(2)	(1,728)	(336)	(3,205)	(2,207)
Other	(644)	(1,564)	(1,129)	(4,029)
Depletion / Depreciation	(2,887)	(3,251)	(3,474)	(6,442)
Total cost of goods sold	(21,893)	(23,564)	(38,667)	(57,781)

(1) For the three-month end six-month periods ended June 30, 2026 and, cost of goods sold includes $961 and $1,026, respectively, related to stock-based compensation.

(2) Applicable Royalties:

i.) 2.0% ‘Compensação Financeira pela Exploração de Recursos Minerais’ (CFEM), a royalty on mineral production levied by the Brazilian government,

payable on the price of minerals extracted from the Lithium Properties.

ii.) A royalty (currently held by LRC LP I, an unrelated party) of 1% of net sales revenue from sales of minerals extracted from the Lithium Properties.

iii.) Brazilian law requires paying landowner’s royalties equal to 50% of the Financial Compensation for the Exploration of Mineral Resources (CFEM).

24

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30 2026 and 2025.

(Expressed in thousands of United States dollars, unless otherwise stated)

b)	Sales and administrative expenses
	Three Months Ended		Six Months Ended
	6/30/2026	6/30/2025	6/30/2026	6/30/2025
Salaries and benefits	(2,412)	(2,459)	(4,488)	(4,806)
Legal	(1,338)	(989)	(1,866)	(2,366)
Public company expenses	(584)	(662)	(1,266)	(1,555)
Other	(276)	(385)	(565)	(711)
Depletion / Depreciation	(34)	(24)	(67)	(45)
Total sales, general and administrative expenses	(4,644)	(4,519)	(8,252)	(9,483)

24.        Other operating expenses, net

	Three Months Ended		Six Months Ended
	6/30/2026	6/30/2025	6/30/2026	6/30/2025
Idle capacity (industrial plant)(1)	(9,427)	-	(17,078)	-
Provision for expected inventory losses (note 5)	-	(7,859)	-	(7,859)
Environmental social expenses	(877)	(460)	(1,625)	(1,211)
Accrual for contigencies	(429)	(14)	(400)	(86)
Depreciation	(3)	(7)	(8)	(14)
Other	(816)	(151)	(463)	(217)
Total other operating expenses	(11,552)	(8,491)	(19,574)	(9,387)

(1)The Company implemented a restructuring of its mine operations to enhance operational efficiency, started during the fourth quarter of 2025, which led to idle capacity at its industrial plant. Includes depreciation and depletion of assets amounting to US$5,196 for the three-month period ended June 30, 2026, and US$7,177 for the six-month period ended June 30, 2026.

25.        Financial income, net

	Three Months Ended		Six Months Ended
	6/30/2026	6/30/2025	6/30/2026	6/30/2025

Financial income	-	685	-	1,610

Financial expenses
Interest accrued on loans and export prepayment (1)	(3,886)	(4,910)	(7,750)	(9,858)
Foreign exchange on tax/fees	(412)	(617)	(1,278)	(1,720)
Interest and late payment penalties on taxes	(61)	(53)	(188)	(179)
Accretion of leases asset retirement obligation (note 14)	(3,953)	(192)	(4,117)	(323)
Other expenses	(481)	(111)	(1,037)	(174)
	(8,793)	(5,883)	(14,370)	(12,254)

Foreign exchange variation on net assets (2)	1,295	6,497	8,506	14,881

	(7,498)	1,299	(5,864)	4,237

(1) In the three-month period ended June 30, 2026 interest accrued on loans and export prepayments comprised $497 related to export prepayment agreements other than the agreement with Synergy, $2,648 related to the export prepayment agreement with Synergy and $741 related to financing agreements with BDMG. In the six-month period ended June 30, 2026 interest accrued on loans and export prepayments comprised $1,042 related to export prepayment agreements other than the agreement with Synergy, $5,230 related to the export prepayment agreement with Synergy and $1,478 related to financing agreements with BDMG.

(2) The Brazilian Real appreciated by 5.9% against the US Dollar in the three-month period ended June 30, 2026. This variation primarily affected provisions and accruals.

26.        Stock-based compensation

(a)	Restricted share units (RSU)

The Company’s Board has adopted an Equity Incentive Plan. The Equity Incentive Plan received majority shareholder approval, in accordance with the policies of the TSXV, at the annual and special meetings of the Company’s shareholders held on June 28, 2019, and was last amended by a majority of votes in a shareholders’ meeting held on June 30, 2023. The Equity Incentive Plan is available to (i) the directors of the Company, (ii) the officers and employees of the Company and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary thereof (each, a “Participant”), all as selected by the Company’s Board or a committee appointed by the Company’s Board to administer the Equity Incentive Plan (the “Plan Administrators”).

25

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30 2026 and 2025.

(Expressed in thousands of United States dollars, unless otherwise stated)

Under the approved Equity Incentive Plan, a total of 18,120,878 RSUs and/or Options could be granted and converted into shares, out of which 16,057,963 equity units have already been granted or issued. A total of 2,062,915 equity units remain available for new grants. The exercise of RSUs is typically either milestones-driven or has calendar-weighted vesting schedules.

The accounting of RSUs granted to awardees is undertaken in accordance with the status of the grant, as follows:

a) Upon Board approval of the awardee’s grants: the Company commences accrual of unvested RSUs expenses throughout the vesting period. RSU expenses are calculated based on the stock price on the date of the Board approval.

b) Upon vesting of RSUs: end of accrual period. Once the awardees exercise the RSUs, shares are issued to the awardees.

There are no unvested RSUs eligible for Monte Carlo valuation based on company policies.

Number of RSUs
Balance, December 31, 2024	383,852
Exercised (1)	(135,700)
Granted (2)	34,000
Forfeited (3)	(315,834)
Other (4)/(5)	1,021,667
Balance, December 31, 2025	987,985
Exercised(6)	(716,667)
Granted(6)/ (7)/ (8)	1,252,334
Forfeited(9)	(417,917)
Balance, June 30, 2026	1,105,735

(1) Out of the total amount of RSUs exercised in the year ended December 31, 2025, 70,000 RSUs are related to packages granted to current directors related to their 2024/2025 year mandate.

(2) The amount relates to RSUs granted to a member of the Board, related to their 2024/2025-year mandate.

(3) The amount includes 15,000 RSUs previously granted to a former director, for their 2024/2025-year mandate, which was forfeited since the director resigned his position in the Board. The amount also includes 60,000 RSUs granted to current and former directors, related to the conclusion of a “Change in Control” (as defined in the Equity Incentive Plan) during their 2024/2025-year mandate, which did not happen. The remaining amount relates to packages granted to employees or consultants who left the Company before their RSUs vested.

(4) This amount includes 21,667 RSUs previously forfeited on an outdated proportional basis, which were updated to reflect the terms of the Equity Incentive Plan.

(5) This amount includes 1,000,000 RSUs related to the Net Zero Plan, which were previously removed from the balance in 2023 and subsequently reincluded.

(6) Out of the total amount of RSUs granted and exercised up until June 30, 2026, 255,000 RSUs are related to a package granted to the Chief Financial Officer.

(7) This amount includes 214,000 RSUs granted to members of the Board, with respect to their annual mandates from 2023 to 2026.

(8) This amount includes 150,000 RSUs granted to the Chief Executive Officer, with respect to their annual mandates from 2023 to 2026.

(9) This amount includes 45,000 RSUs originally granted to current directors, related to the conclusion of a “Change in Control” (as defined in the Equity Incentive Plan) during their 2025/2026-year mandate, which did not happen. The amount also includes 160,000 RSUs previously granted to the Chief Financial Officer, which were forfeited due to adjustment to their compensation package. The remaining amount relates to packages granted to employees or consultants who left the Company before their RSUs vested, or packages granted to employees or consultants that were later adjusted to reflect current compensation packages.

26

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30 2026 and 2025.

(Expressed in thousands of United States dollars, unless otherwise stated)

The Company has provisioned 128,125 stock options that are the subject of an ongoing confidential arbitration, which are included in legal contingencies (note 27).

(b)	Measurement of stock-based compensation

Stock-based compensation is a non-cash item. It is accounted in the Consolidated Statements of Loss as per the accounts below (non-cash item). It is also accounted in shareholders equity as a provision. Upon the vesting of the Restricted Stock Units (“RSUs”) the related provision is transferred to the Company´s share capital.

	Three Months Ended		Six Months Ended
	6/30/2026	6/30/2025	6/30/2026	6/30/2025
Stock-based compensation expense	9,043	472	9,196	1,277
Cost of goods sold (adjustments)	961	(672)	1,026	(61)
Property, plant and equipment	-	(75)	-	(61)
Deferred exploration and evaluation expenditure	53	152	(334)	296
Others	-	-	97	-
	10,057	(123)	9,985	1,451

27.        Legal contingencies

The Company is subject to certain claims, classified by legal advisors as probable losses, as detailed below:

Nature	6/30/2026	12/31/2025
Civil (1)	3,690	3,717
Labor	2,056	1,703
total	5,746	5,420

The changes in legal claim contingencies are shown in the following table:

Nature	12/31/2025	Accrued Charges	Net utilization of reversal	Exchange Variation	Foreign currency translation adjustment of subsidiary	6/30/2026

Civil (1)	3,717	(11)	-	(247)	231	3,690
Labor	1,703	423	(12)	(160)	102	2,056
total	5,420	412	(12)	(407)	333	5,746

(1) Sigma Lithium is a party to certain civil lawsuits and arbitrations, and a portion of the amounts involved are recognized as legal contingencies in the Company's financial statement.

As of June 30, 2026, the Company, under court order, held judicial deposits to guarantee certain civil lawsuits in the amount of $928 ($865 as of December, 2025).

Additionally, the Company is a party to other proceedings classified by legal advisors as possible losses, therefore representing present obligations where cash outflow is not probable. Thus, no provision was made for any liabilities in these unaudited condensed interim consolidated financial statements. The amounts are detailed below:

Nature	6/30/2026	12/31/2025
Civil	23,512	19,125
Regulatory	165	149
Labor	3,780	2,495
Possible loss, net	27,457	21,769

On March 18, 2024, the Company received an Initiation Letter of Arbitration by LG Group subsidiary, LG Energy Solution, Ltd. (“LG-ES“) from the International Centre for Dispute Resolution of the American Arbitration Association. LG-ES is alleging that Sigma Lithium is in breach of certain provisions in connection with the Term-Sheet dated October 5, 2021, relating to offtake arrangements for the purchase of lithium oxide from the Company. The Term-Sheet was subject to, amongst other things, completion of the negotiation of definitive written agreements between the parties. The Company believes the claims are without merit. The legal counsel of the Company has formally attributed the probability of LG prevailing in this arbitration as possible. The amount involved is currently undetermined.

27

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30 2026 and 2025.

(Expressed in thousands of United States dollars, unless otherwise stated)

On October 31, 2025, Fagundes Construção e Mineração S.A., a former mining contractor, initiated an arbitration against Sigma Mineração S.A. related to the performance of the parties under a services agreement that has been terminated. The Company believes the claims are without merit. The Company is preparing its defense and counterclaims with the support of its legal counsel. The probability of loss is possible.

28.        Additional information on the cash flow statement

Non-cash effects are presented below:

	6/30/2026	6/30/2025
Addition to property, plant, and equipment in exchange for:
Lease	139,664	199
Suppliers	855	-
	140,519	199

Addition to exploration and evaluation assets in exchange for:
Stock-based compensation	(334)	-
Depreciation and depletion of assets	16	-

	(318)	-
Non-cash effects	140,201	199

28